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                                                               EXHIBIT (a)(1)(G)

[UNIGRAPHICS SOLUTIONS LOGO]                      [GRAPHIC]
                                                  PRESS RELEASE
Editorial Contacts:
Jim Phelan                                  Jamie Wade
Unigraphics Solutions Inc.                  Engineering Animation, Inc.
314-344-5290                                515-296-6942
email: phelan@ugsolutions.com               email: jwade@eai.com

Investor Relations Contacts:
Doug Barnett                                Jamie Wade
Unigraphics Solutions Inc.                  Engineering Animation, Inc.
314-344-8448                                515-296-6942
barnettd@ugsolutions.com                    email: jwade@eai.com


                UNIGRAPHICS SOLUTIONS COMMENCES TENDER OFFER FOR
                       ENGINEERING ANIMATION COMMON STOCK

         ST. LOUIS, MO and AMES, IA (September 13, 2000)-Unigraphics Solutions Inc. (NYSE: UGS), a leading provider of collaborative product development software and services, and Engineering Animation, Inc. (Nasdaq: EAII), a developer of world-class visualization, collaboration and analysis tools, today announce that a newly formed subsidiary of UGS has commenced a cash tender offer to purchase all outstanding shares of common stock of EAI at a price of $13.75 net per share.

         The offer is being made pursuant to the previously announced merger agreement among UGS, the acquisition subsidiary and EAI, and is conditioned upon, among other things, tender of at least a majority of the outstanding shares of EAI common stock on a fully diluted basis and the expiration of applicable waiting periods under the antitrust/merger control laws of the United States and other countries. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, Eastern time, on Wednesday, October 11, 2000, unless the offer is extended.

         Morgan Stanley & Co. Incorporated is acting as the dealer manager for the offer and D. F. King & Co., Inc. is acting as Information Agent for the offer. Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal or other tender offer documents may be directed to D.F. King at 888-242-8156 or to Morgan Stanley at 212-761-7513.


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         This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal. Investors and security holders are urged to read the following documents containing important information regarding the tender offer and merger, when they become available:

          - UGS' tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

          -    EAI's Solicitation/Recommendation Statement on Schedule 14D-9.

         These documents have been filed, and amendments to these documents will be filed, with the United States Securities and Exchange Commission and may be obtained free of charge at the SEC's web site (www.sec.gov). You may also obtain these documents, when available, free of charge from D.F. King & Co., Inc. at 888-242-8156, 77 Water Street, New York, NY 10005.

ABOUT EAI

Engineering Animation, Inc. is the leader in Internet-enabled visual process management, collaboration, analysis and communication solutions for extended manufacturing enterprises. EAI's solutions, which include e-Vis(TM) (www.e-vis.com), Open Enterprise Visualization(TM) and Virtual Factory(TM), help manufacturing companies drive down costs while improving business practices, efficiency, quality and time-to-market. The Company maintains its corporate headquarters and technology center in Ames, Iowa, and has offices worldwide. For more information, visit EAI at www.eai.com or call (515) 296-9908.

ABOUT UNIGRAPHICS SOLUTIONS

Unigraphics Solutions Inc. (NYSE: UGS) is focused on improving the entire product life cycle for design and manufacturing companies through the delivery of software and consulting service solutions that address process and productivity enhancements. Its CAD/CAM/CAE, product content management and e-Business solutions are designed to promote collaborative product commerce
(CPC) through incorporation of today's most advanced technology and intelligent use of the Internet. Headquartered in St. Louis, Missouri, UGS has been providing software solutions to engineering and manufacturing companies for over 25 years and is the first company in its industry to earn the ISO 9001/TickIT certification. Please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugsolutions.com.

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Unigraphics Solutions and Unigraphics are trademarks or registered trademarks of
Unigraphics Solutions Inc. EAI, e-Vis, Open Enterprise Visualization and Virtual Factory are trademarks or registered trademarks of Engineering Animation, Inc. All other trademarks, registered trademarks or service marks belong to their respective holders. The information within is subject to change without notice and does not represent a commitment on the part of Unigraphics Solutions.